March 31, 2006

Keith Gollenberg
Chief Executive Officer and President
CBRE Realty Finance, Inc.
City Place One
185 Asylum Street 37th Floor
Hartford, CT 06103

Re: CBRE Realty Finance, Inc.
Registration Statement on Form S-11
Filed March 3, 2006
Registration No. 333-132186

Dear Mr. Gollenberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your disclosure on page 17 stating that you intend to conduct your business in a manner that avoids being regulated as an investment company under the Investment Company Act of 1940 and that no investment will be made that would cause you to be regulated as an investment company under the Investment Company Act. Please provide us with a detailed analysis of why you should not be considered an investment company. To the extent that you plan to rely on Section 3(c)(5)(C) or Section 3(c)(6) of the Investment Company Act, please explain in detail how your portfolio of assets will qualify for the exemption. Also

address this comment with respect to the assets you currently hold. We will refer your response to the Division of Investment Management for further review.

2.   We note that you are registering up to $200,000,000, including an over-allotment option, and that only a "portion" of that amount will be used to repay outstanding indebtedness as indicated on page 53. The remainder will be used to purchase an unspecified amount in "real estate related loans, securities and other interests and for general corporate purposes." Please tell us whether this offering is a "blind pool." If a significant portion of the proceeds raised in this offering will be used to purchase unidentified assets, revise to provide information substantially similar to the disclosures required under Industry Guide 5. If you do not believe an item to be applicable, or if you do not believe that you have any prior performance to disclose, please tell us the basis for that belief.

3.   If this is a blind pool offering, please note that any sales literature used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, with your next filing. Sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

4.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

5.   Please provide the disclosure required by Item 11(d) of Form S-11 regarding the names of the promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter.

Summary

6.   Please revise the introductory paragraph to remove the statement that the summary is not complete. A summary by its very nature does not and is not required to contain all of the detailed information that is in the prospectus. However, if you elect to include a summary in your prospectus, it must be complete.

7.   Currently, your summary contains a lengthy description of your business that is more appropriate for the body of the prospectus. We note, for example, that page 8, beginning with the "Business Strategy" discussion through page 12 are repeated in the Business section of the prospectus. In addition, the lengthy

descriptions of CB Richard Ellis and CBRE Melody & Company are not appropriate for the summary because this is not an offering by those companies. Please limit your summary to key information about your company and your offering. Refer to Item 503 of Regulation S-K.

Our company, page 2

8. Refer to the first paragraph. Please identify the "other interests" you refer to when discussing the areas where you intend to focus your business. If these "other interests" are not yet known to you, please so state in the disclosure.

9. Refer to the second full paragraph on page 2. Please revise to clarify what you mean by the phrase "borrowers who are typically offered less flexible structures by traditional lenders." Identify the types of borrowers and indicate why traditional lenders typically offer them less flexible structures. Briefly discuss any risks associated with providing these borrowers with more flexible financing solutions and clarify what you mean by "flexible." Provide conforming and more detailed disclosure in the Business section of the prospectus.

10. We refer to your discussion of the advantages you have versus a more traditional financial institution. Please balance this disclosure with a discussion of the fact that banks, thrifts and insurance companies generally have greater diversification in their investments than you will be able to have as a result of your REIT status and your intention to operate your business in a manner that will exempt you from provisions of the Investment Company Act of 1940.

Summary Risk Factors, page 6

11. Please limit the disclosure in this section to a summary of the most significant risks.

12. Please expand the ninth bullet point to disclose whether there are any limitations on your use of leverage. Provide similar clarification in the related risk factor on page 25.

13. Revise the third-to-last bullet point on page 7 to state that any distributions paid from uninvested offering proceeds or borrowed funds would constitute a return of capital for tax purposes.

Sourcing Potential Investment Opportunities, page 10

14. We note on your website a letter to shareholders dated February 3, 2006 indicating that 43% of your retained investments for 2005 originated from

CBRE/Melody system and your external manager's internal capabilities. Please reconcile that figure with the figure on page 11 indicating that 28% of investments held at the end of 2005 were sourced through the affiliated CBRE system.

Management Agreement, page 15

15.   Revise the compensation table to indicate whether fees relate to the offering and organizational stage, developmental or acquisition stage, the operational stage, or the termination and liquidation stage of the company. For guidance, refer to Item 4.A. of Guide 5. Also, clearly disclose all fees related to each stage of the program.

16.   The description of incentive fees is difficult to follow because you have embedded a list of information in paragraph form. Please revise the disclosure to break out each item into bullet points, with one bullet point for each list item. Use bullet points, regular numbers, or letters instead of small Roman numerals in parentheses. See Rule 421(b) of Regulation C. Provide similar revisions to the disclosure on page 112.

Our Distribution Policy, page 16

17.   Please clarify the extent to which the distributions mentioned here were funded from sources other than operating revenue, such as funds raised in the June 2005 private offering or from borrowings under your two master repurchase agreements. We note from page 63 your statement that the sources of funds for short-term liquidity, including distributions, comes from a variety of sources.

18.   In the last sentence of this section please indicate how you will fund the required distribution if your cash available for distributions is less than 90% of your REIT taxable income. Provide conforming disclosure on page 55.

19.   Please disclose your policy with respect to using proceeds from the offering to pay distributions to investors. Provide conforming disclosure on page 55.

Registration Rights and Lock-Up Agreements, page 18

20.   If you retain this discussion in the summary, please quantify the number of shares you refer to in the first bullet point of this section regarding the June 9, 2005 registration rights agreement.

Use of Proceeds, page 21

21.   Please quantify the percentage of proceeds you intend to allocate toward each specified use. Provide similar disclosure on page 53.

Risk Factors

Risks Related to Our Business, page 23

22.   It is unclear how your limited operating history impacts your ability to qualify for an exemption under the Investment Company Act of 1940. Please revise to remove the last paragraph and place it under a separate risk factor heading.

We are dependent on our manager and certain key employees, page 23

23.   We note the risk factor on page 25 discusses termination provisions of your management agreement. Consider relocating that risk factor to follow your discussion here relating to your dependence on your manager so that investors can immediately evaluate the likelihood or circumstances under which you may lose your relationship with the manager under the terms of the agreement. In addition, please discuss the terms under which your manager may terminate the agreement.

The base management fee payable to our Manager…page 24

24.   Expand to briefly define "equity" for purposes of the management fee arrangement. Similarly, please briefly define "funds from operations" for purposes of the incentive fee arrangement. Clarify our understanding, stemming from disclosure on page 68, that the funds from operations measurement results in a higher compensation payable to your Manager for incentive fees than would otherwise be payable if you were using a GAAP measurement for compensation purposes.

Our Manager manages our portfolio pursuant to very broad investment guidelines…page 24

25.   Please expand to describe briefly the guidelines and disclose whether there are any limits to investment strategies used by your Manager.

We leverage our investments…page 25

26.   Please disclose here that your charter contains no limitations on your use of leverage.

27.   Please quantify the percentage of assets that are currently leveraged through warehouse facilities so that investors can evaluate the impact on your business in the event of a decrease in value of assets leading to margin calls. Please also disclose the percentage of assets that you intend to leverage through the use of warehouse facilities going forward.

Lenders may require us to enter into restrictive covenants…page 26

28.   Please expand to disclose any restrictive covenants currently in effect relating to your $329 million indebtedness.

The warehouse agreements and credit facilities that we use to finance our investments may require us to provide additional collateral, page 26

29.   Discuss any provisions currently in effect relating to your use of credit facilities, including warehouse facilities, which would require you to provide additional collateral or terminate your ability to borrow under these facilities.

If our Manager ceases to be our manager…page 27

30.   Please disclose whether any financing institutions you currently have relationships with consider the dissolution of the relationship with your manager an event of default under the credit facility.

Our assets may include high yield and subordinated corporate…page 32

31.   Please quantify the percentage of high yield and subordinated corporate securities you intend to invest in or disclose any limitations in your charter relating to the future percentage of investments in high yield and subordinate corporate securities.

32.   To the extent known, please also disclose the maximum term (maturity) on high yield and subordinated corporate securities you intend to acquire given your statement that some of those securities may have interest only payments, with the principal amounts outstanding until maturity of the obligation.

We may invest in equity securities of CDOs…page 33

33.   Please quantify the percentage of assets that may be allocated to the purchase of CDOs under your governing documents. If there are no limitations on the percentage of assets that may be allocated toward the purchase of CDOs, please so state. Provide similar disclosure relating to your investments in all other types

of loans, such as, mortgage loans mentioned in the risk factor on page 34, and other investments mentioned on page 38 through 41.

Use of Proceeds, page 53

34.   Please quantify the portion of net proceeds in this offering that will be received by your underwriters in connection with the repayment of the warehouse agreements.

Distribution Policy, page 55

35.   We note the disclosure stating that you will not be required to make distributions with respect to income derived from the activities of your TRS that is not distributed to you. Please expand the disclosure to describe the limits under the Internal Revenue Code on the amount of distributions you may receive from the TRS.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 62

36.   Please quantify the revenue earned from each type of investment.

Liquidity and Capital Resources

Warehouse Lines, page 63

37.   On page 64 and 65, please disclose the "certain conditions" that must be met for an extension of the repurchase date on the two $250 million repurchase agreements.

Related Party Transactions, page 66

38.   We note under the section Affiliates on page 67 that you and CBRE entered into a non-exclusive, royalty-free license agreement. Please tell us whether this transaction had an accounting consequence and why. Please clarify to us what consideration you gave to recording the fair value of the license agreement as an expense with the corresponding credit as a capital contribution. Refer to SAB Topic 5T and 1.B.

Funds from Operations, page 68

39.   Please explain to us in sufficient details how you considered each of the requirements of Item 10(e) of Regulation S-K in preparing your disclosure for FFO and AFFO. It appears from your disclosure that you mixed a performance

measure with a liquidity measure. Your response should address, but not be limited to, how you are using each of these measures (i.e., as a liquidity measure or performance measure), and how your adjustments to arrive at AFFO are non-recurring when the nature of the adjustments are likely to recur within two years. Refer to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Critical Accounting Policies

Valuation of Mortgage-Backed Securities, page 71

40.   Please expand to clarify what factors management will consider in determining the fair value of your mortgage-backed securities.

Business, page 76

Our Investment Portfolio, page 77

41.   We note the disclosure on page 92, which indicates that your investment policy includes maintaining a portfolio of geographically diverse assets. Please disclose the geographic mix of assets you currently hold.

CB Richard Ellis, page 78

42.   Please update the figures supporting CBRE's market leadership position here and in your business section to reflect its status at fiscal year end 2005. Also, please provide us with independent support for these statements.

CBRE Melody & Company, page 79

43.   Please disclose the measure you are using to classify CBRE Melody as one of the largest originators of commercial real estate loans in the U.S. Also, please provide to us independent support for this statement.

Our Business Strategy, Page 81

44.   Explain further the steps that management will take to mitigate the severity of losses if a default occurs as mentioned in the last paragraph of this section. Similarly, please expand to describe how you will optimize the recovery of assets in the event you foreclose on assets given that you may not have any control over the market conditions that could negatively impact your ability to do so.

Warehouse Facilities, Page 83

45.   Please briefly describe the repurchase terms, including the repurchase dates,
        agreed upon by Duetsche Bank and Bank of America and the registrant,
        respectively, as specified in the repurchase agreements.

Collateralized Debt Obligations, page 83

46.   Please revise to briefly explain the meaning of the term "REMIC structure."

Whole Loans, page 84

47.   Please revise to disclose the portion of your seasoned loans that was in default at
        the time of purchase and whether you intend to purchase additional seasoned
        loans that may be in default. Also, disclose the portion of all of your whole loans
        that were in default as of December 31, 2005.

Subordinate Interests in Whole Loans (B Notes), page 84

48.   Refer to the carry-over paragraph at the top of page 85. Please disclose the
        amount of fees that you may pay your TRS for origination services. Also disclose
        the circumstances that would result in a fee payment.

Commercial Mortgage-Backed Securities, page 86

49.   Refer to the next-to-last paragraph on page 86. The statement that such securities
        "do not have stated maturities" appears to be inconsistent with the sentences
        immediately before and after that statement. Please revise or advise.

Investment Committee Approval, page 91

50.   Please revise to clarify the statement that a majority of the investment committee
        is required to approve "all investments and dispositions and investments and
        dispositions up to $25 million . . . ."

Asset Management and Servicing, page 91

51.   Please describe further the cash collection and "lock box" agreements mentioned
        in the second bullet point.

Management, page 98

52.   Please identify those directors that the board has determined are independent
        pursuant to the independence standards of the New York Stock Exchange.

Investment Committee, page 101

53.   Describe the selection process for members of the investment committee.

Executive Compensation, page 103

54.   Please expand to disclose the amounts paid to your executive officers to date
        under the management agreement between you and your manager. We note
        shares awarded to some of your executives at the direction of your Manager on
        page 104. We also note that your Manager is solely dedicated to the operations of
        your company.

Restricted Stock Grant, page 113

55.   Please disclose the exercise price for the options discussed in this section. Also,
        please identify the "non-excluded directors" who received 2,668 stock awards.

Certain Relationships and Related Transactions, page 119

56.   Please disclose, if practicable, the amount of Mr. Wirta's and Mr. Melody's
        interest in the fees paid to your manager. Similarly, please disclose the amounts
        paid to CBRE under the license agreement.

Selling Stockholders, page 120

57.   Please include all of the information omitted from this section in your next
        amendment, or tell us why you are unable to do so.

Registration Rights, page 125

58.   Please quantify the number of shares entitled to the registration rights described
        here.

Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws, beginning on page 128

Number of Directors; Vacancies; Removals, page 128

59.   Please disclose what constitutes "for cause" for purposes of the removal of a director by the company.

Underwriting, page 155

60.   Please disclose the number of shares that will be subject to the 180 lock-up agreement.

61.   Please describe the circumstances under which Credite Suisse Securities and Deutsche Back Securities may release shares from the lock-up agreement.

Financial Statements

Consolidated Statement of Income, page F-4

62.   We note that you are presenting stock-based compensation as a single line item. We also note on page F-19 that a significant portion of these equity securities were issued to the Manager. Please tell us your consideration of SAB 107 section F regarding the classification of stock-based compensation on your income statement.

Note 3 – Significant Accounting Policies, page F-7

63.   Please disclose the information required by SAB Topic 11.M regarding the potential effect of EITF 03-1.

Note 7 – Borrowings and Repurchase Agreements, page F-16

64.   Please describe the nature and terms of your repurchase agreements whereby you finance the purchase of CMBS and loan investments from a counterparty through a repurchase agreement with the same counterparty. In this regard, please also explain the terms and conditions of the repurchasing obligation that you and the transferor are subject to. Finally, please further explain the uncertainties in your conclusion as to whether the acquisition may not qualify as a sale from the sellers' perspective.

Note 10 – Derivatives, page F-20

65.   Please disclose the information required by paragraph 45.b.(2) of SFAS 133 regarding the estimated net amount expected to be reclassified from other comprehensive income into earnings within the next twelve months.

Schedule IV Mortgage Loans on Real Estate, page F-25

66.   Please tell us how you complied with footnotes six and eight of Article 12-29 of Regulation S-X.

Part II

Item 33. Recent Sales of Unregistered Securities, page II-1

67.   Please revise the last two paragraphs of this section to disclose the type and amount of consideration received, if any, for the restricted shares and options that were issued.

Exhibits

68.   Please file copies of your legal and tax opinions or provide us with drafts of these opinions so that we may have an opportunity to review them.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Thomas Flinn, Staff Accountant, at 202-551-3469 or Cicely Lucky, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Larry P. Medvinsky, Esq. (*via facsimile*)
        Clifford Chance US LLP